FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated November 8, 2005 (“RIM Launches BlackBerry Mobile Data System with Support for Web Services")

News Release dated November 9, 2005 (“Rogers Wireless and Research In Motion Introduce the BlackBerry 8700r")

Page No 3 4

Document 1

November 8, 2005

FOR IMMEDIATE RELEASE

RIM Launches BlackBerry Mobile Data System with Support for Web Services

New Visual Development Tool Makes It Easier to Create Wireless Applications

Waterloo, Canada – November 8, 2005 — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched BlackBerry Mobile Data System™ (MDS) with a new wireless application development framework that supports Web Services. Among the new enhancements is a visual development tool that taps into the XML-based Service-Oriented Architecture (SOA), enabling system integrators, independent software vendors and in-house corporate developers to rapidly create wireless applications. BlackBerry MDS™ with support for Web Services is available as an upgrade for BlackBerry Enterprise Server v4.0 customers and can be downloaded at: http://www.blackberry.com/developers/downloads/upgradepack/index.shtml.

“BlackBerry MDS is a full data mobilization platform that enables developers to create wireless applications that leverage the secure, push-based BlackBerry architecture,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “BlackBerry MDS with support for Web Services now gives developers an additional option for creating applications, in addition to existing browser and Java options. It abstracts complexity from the application development process, reducing the amount of time and specialized skills required to create and deploy wireless applications.”

“As enterprises realize the cost savings and business benefits of a Service-Oriented Architecture they will look to adopt and adapt applications around Web Services. The same factors and economics exist around their wireless deployments. Leveraging Web Services for applications and finding an easy way to bring them to the handheld can be an attractive proposition for enterprises,” said Monica Basso, Research Director for the Mobile and Wireless practice at Gartner.

The BlackBerry MDS Upgrade Pack for BlackBerry Enterprise Server v4.0 includes:

o    BlackBerry MDS Studio™- A powerful visual application design and assembly tool that allows developers to quickly create applications using drag and drop functionality.
o    BlackBerry MDS Runtime™- BlackBerry device software that provides runtime services for applications developed with BlackBerry MDS Studio and manages the application deployment, execution and upgrades on BlackBerry devices.
o    BlackBerry MDS Services for Web Services - Resides on BlackBerry Enterprise Server and handles interactions between mobile applications, BlackBerry devices and enterprise applications and other backend systems.

RIM is also working with leading software infrastructure and application providers that have embraced Web Services:

“SAP is committed to delivering a business-driven approach to Services-Oriented Architecture through its Enterprise Services partner initiatives and its Enterprise Services Architecture,” said Robert Kapanen, senior manager, business development of enterprise services, SAP Labs. “SAP is pleased to work with Research In Motion to bring mobile web services applications to enterprises looking to leverage their investments in open architectures.”

“Through the AppExchange platform, salesforce.com has demonstrated how open Web Services offer companies a new, more effective approach to building and integrating enterprise applications,” said Adam Gross, Director of Product Marketing at salesforce.com. “We are happy to see similar Web Services technologies be made available to mobile application development through BlackBerry MDS. Our customers and developers will now have new opportunities to quickly and successfully extend their on demand applications to their mobile workforces.”

“BlackBerry MDS is allowing our development teams to program in a more efficient manner. The separation of GUI (Graphical User Interface) development from application code is streamlining our overall development efforts, which will help increase our speed to market on new solutions,” states Bruce Derraugh, Vice President, Managed & Professional Services, Allstream.

“Sun Microsystems and RIM continue to build solutions for mobile Web Services using Sun’s Java Application Platform Suite and BlackBerry MDS,” said Joe Keller, Vice President of Marketing, SOA and Integration Platforms, Sun Microsystems. “This marks an important step as we bring mobile services to our customers and help them retain their competitive edge.”

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

Document 2

November 9, 2005

FOR IMMEDIATE RELEASE

Rogers Wireless and Research In Motion Introduce the BlackBerry 8700r

Delivers the Ultimate Balance of Performance, Design, and Function

Toronto and Waterloo, ON – Rogers Wireless (TSX: RCI; NYSE: RG) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced a major leap forward in wireless innovation — the BlackBerry® 8700r Wireless Handheld™ will be available in Canada beginning November 29th. The BlackBerry 8700r elegantly integrates state-of-the-art hardware, software and network technologies to provide the ultimate balance of performance, design and function. The first BlackBerry device available in Canada to support high-speed EDGE network technology, the BlackBerry 8700r enables superior Web browsing, faster wireless connectivity and will operate exclusively on the Rogers Wireless GSM/GPRS/EDGE network, Canada’s largest high-speed wireless data network.

The BlackBerry 8700r is ideal for customers who want a lightweight, all-in-one device with best-in-class performance for email, phone, Web browsing and corporate data applications. Customers will experience:

o    Noticeably faster Web browsing, application performance and attachment viewing,
o    An exceptionally bright, high-resolution landscape QVGA (320 x 240) LCD screen that supports more than 65,000 colours and utilizes active matrix transmissive technology to deliver vivid graphics,
o    Intelligent auto-sensing technology to automatically adjust the LCD and keyboard lighting to provide an optimized view in outdoor, indoor and dark environments,
o    The ability to store and run more enterprise, personal productivity and game applications with a powerful Intel®processor, as well as 64 MB flash memory and 16 MB SRAM,
o    Complete, high-end phone features with dedicated "send," "end" and "mute" phone keys as well as intuitive call management features such as smart dialing, conference calling, speed dial and call forwarding,
o    Bluetooth®support and built-in speakerphone for hands-free operation,
o    Quad-band GSM/GPRS and EDGE network support for connectivity across Canada as well as seamless international roaming in over 170 countries,
o    The optimized and smoothly integrated functionality that BlackBerry users have come to expect with support for email, phone, Web browsing, text messaging, organizer and corporate data applications,
o    An easy-to-use, full QWERTY keyboard in a sleek, stylish and lightweight device.

The introduction of the BlackBerry 8700r is another leading example of Rogers Wireless’ and RIM’s commitment to providing the best in high-quality wireless communications, enabling customers to truly mobilize the workforce and save time by providing access to the people and information needed to conduct business from anywhere.

“Rogers Wireless is proud to bring Canadians the BlackBerry 8700r, the most powerful BlackBerry device operating on our GSM/GPRS/EDGE network coast-to-coast and around the world,” said John Boynton, Senior Vice President & Chief Marketing Officer. “Business customers are in a constant race against time, and with the BlackBerry 8700r they can make the most of every minute with unparalleled access and connectivity to their phone, email and data, as well as faster Internet browsing, attachment viewing and access to corporate applications – all in a new, sleek design.”

“We are very pleased to expand our longstanding relationship with Rogers Wireless and introduce the BlackBerry 8700r to Canadian customers,” said Mike Lazaridis, President and Co-CEO, Research In Motion. “The BlackBerry 8700r is a dramatic step forward in mobile communications, delivering an unrivaled user experience that leverages the combined power of the BlackBerry platform, Intel PXA901 cellular processor and Rogers Wireless’ high-speed EDGE network.”

“Rogers Wireless and RIM have both demonstrated their commitment to delivering innovative, full-featured mobile devices,” said Sam Arditi, Vice President and General Manager of Intel’s Cellular Handheld Group. “Using Intel XScale®-based communications processor technology, the new BlackBerry 8700r provides Rogers Wireless customers with the advanced voice and data features they want, in an elegant, functional design.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, Rogers offers BlackBerry Internet Service™ which allows customers to access up to ten supported email accounts from a single device. And customers who choose the BlackBerry 8700r from Rogers Wireless will enjoy the unique added benefit of exclusive, dedicated BlackBerry sales representatives and support services.

The BlackBerry 8700r will cost C $499.99 with a 3-year service agreement from Rogers Wireless and will be available for purchase across Canada through select Rogers Wireless dealers and retail points of sale, or online at www.rogers.com/8700r.

For more information on the BlackBerry 8700r, visit www.rogers.com/8700r or www.blackberry.com.

_________________

About Rogers Wireless

Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider with offices in Canadian cities across the country, more than 6.0 million customers, and two powerful brands: Rogers Wireless and Fido. Rogers Wireless, which operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast, is Canada’s only carrier operating on the GSM/GPRS technology platform, the world standard for wireless communications technology. Rogers Wireless is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RG), a diversified Canadian communications and media company. For further information, please visit www.rogers.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Suzanne McMeans
Rogers Wireless
(416) 935-7167
Suzanne.mcmeans@rci.rogers.com

Marisa Conway
Brodeur for RIM
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to the Companies. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in the Companies’ periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Companies have no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 9, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller